09011613

RECEIVED

MAY 21 2009

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Received SEC

MAY 21 2009

Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT No. 1 TO
FORM 1-A.
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMMUNITY NATIONAL BANCORPORATION

(Exact name of registrant as specified in its charter)

IOWA	6022	39-1876734
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Number)

422 Commercial Street
Waterloo, Iowa 50704
(319) 291-2000

(Address and Telephone Number of Registrant's Principal Executive Offices)

Robert A. Gamble and Beverly Evans
Davis, Brown, Koehn, Shors & Roberts, P.C.
215 10th Street,
Des Moines, Iowa 50309
(515) 288 2500

Cover Page

The following caption appearing on the cover page of the Offering Statement on Form 1-A as originally filed on May 18, 2009 (the "Offering Statement") is deleted:

> It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

The following caption is herby added to the cover page of the Offering Statement:

> This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part II

The Unaudited Balance Sheet for the period ended March 31, 2009 and attached hereto is hereby added to the interim financial statements included with the Offering Statement.

May 21, 2009

VIA FACSIMILE
(703) 813-6963

Mr. L. Rambo
Securities and Exchange Commission

RE: Offering Statement on Form 1-A filed by Community National Bancorporation.

Dear Mr. Rambo:

Community National Bancorporation (the "**Issuer**") wishes to amend its Offering Statement on Form 1-A filed with the Commission on May 18, 2009 (the "**Offering Statement**"). The Issuer would like to amend the Offering Statement to include the delaying notation pursuant to Rule 252(g)(2) under the Securities Act of 1933. In addition, the Issuer would like to include in the Offering Statement the enclosed unaudited balance sheet. I believe that the enclosed unaudited balance sheet was inadvertently omitted from the initial filing of the Offering Statement.

Enclosed please find the following:

1) Amendment No. 1 to the Offering Statement on Form 1-A filed by the Issuer on May 18, 2009 ("**Amendment No. 1**"), and

2) Unaudited Balance Sheet of the Issuer for the period ended March 31, 2009 ("**Unaudited Balance Sheet**").

Please direct any questions or comments regarding the Offering Statement or Amendment No. 1 to Beau Gamble. Mr. Gamble's contact information appears below:

Robert A. Gamble
Davis Brown Law Firm
215 10th St., Ste. 1300
Des Moines, IA 50309
Phone: (515) 288-2500
Fax: (515) 243-0654

Sincerely,

[signature]

Josef Vich, President & CEO
Community National Bancorporation

#1690845

UNAUDITED

COMMUNITY NATIONAL BANCORPORATION
CONSOLIDATED BALANCE SHEET
March 31, 2009

	Community National Bank	Community Bank, Austin	Holding Co.	Eliminations	3/31/2009 Actual Consolidated	3/31/2008 Actual Consolidated
ASSETS						
Cash and due from banks	13,141,192	8,248,442	31,964	(87,367)	21,334,231	18,102,274
Federal funds sold / FHLB Cd's	2,905,000	770,000	-	-	3,675,000	26,972,000
Investment securities available for sale	20,168,498	10,575,619	-	-	30,744,117	19,808,903
Bank owned life insurance	3,997,424	-	-	-	3,997,424	3,845,767
Other equity securities	1,993,675	312,900	-	-	2,306,575	2,317,475
Investment in CNB & CBA			30,578,428	(30,578,428)	-	-
Loans:						
Commercial	156,629,587	19,801,416	-	-	176,431,003	228,639,690
Real estate	24,451,665	7,322,251	-	-	31,773,916	32,264,237
Consumer	8,665,994	4,342,124	-	-	13,008,118	17,447,992
Total loans	189,747,246	31,465,791	-	-	221,213,037	278,351,919
Allowance for loan losses	(4,887,065)	(427,805)	-	-	(5,314,870)	(3,647,319)
Net loans	184,860,181	31,037,986	-	-	215,898,167	274,704,600
Property and equipment, net	8,471,363	2,439,166	-	-	10,910,529	11,346,397
Accrued interest receivable	908,159	154,220	-	-	1,062,379	1,457,850
Intangible assets / Goodwill	4,110,521	1,107,443	-	-	5,217,964	6,302,885
Other assets	3,999,177	118,959	-	-	4,118,136	4,377,911
TOTAL ASSETS	244,555,190	54,764,735	30,610,392	(30,665,795)	299,264,522	369,236,062
LIABILITIES AND STOCKHOLDERS' EQUITY						
LIABILITIES						
Deposits:						
Noninterest bearing	24,368,394	4,533,911	-	(87,367)	28,814,938	37,453,604
Interest bearing	173,740,579	45,169,838	-	-	218,910,417	271,777,552
Total deposits	198,108,973	49,703,749	-	(87,367)	247,725,355	309,231,156
Parent LOC obligation	-	-	5,023,965	-	5,023,965	3,823,965
Trust Preferred Securities	-	-	6,500,000	-	6,500,000	6,500,000
Federal funds purchased / advances	18,500,000	750,000	-	-	19,250,000	24,000,000
Accrued interest payable	126,841	55,829	82,361	-	265,031	511,845
Accrued / deferred liabilities	1,413,545	82,560	306,016	-	1,802,121	2,079,029
Total liabilities	218,149,359	50,592,138	11,912,342	(87,367)	280,566,472	346,145,995
STOCKHOLDERS' EQUITY						
Common stock	3,435,000	2,000,000	15,993,004	(5,435,000)	15,993,004	15,934,059
Surplus	16,950,000	4,750,000	-	(21,700,000)	-	-
Accum other comprehensive income	223,642	(11,438)	212,204	(212,204)	212,204	220,481
Undivided profits	5,797,189	(2,565,965)	2,492,842	(3,231,224)	2,492,842	6,935,527
Total Stockholders' equity	26,405,831	4,172,597	18,698,050	(30,578,428)	18,698,050	23,090,067
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	244,555,190	54,764,735	30,610,392	(30,665,795)	299,264,522	369,236,062